UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendments No. 2)*

KongZhong Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

50047P104
(CUSIP Number)

September 30, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047P104	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Yunfan ZHOU, sole shareholder of Mobileren Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	Not applicable	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 50047P104	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Mobileren Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	Not applicable	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 50047P104	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

KongZhong Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China 100044

Item 2(a).	Name of Person Filing:

Yunfan ZHOU, sole shareholder of Mobileren Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China 100044

Item 2(c).	Citizenship:

People’s Republic of China

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

50047P104

Item 2(a).	Name of Person Filing:

Mobileren Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China 100044

Item 2(c).	Citizenship:

British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

50047P104

CUSIP No. 50047P104	13G	Page 5 of 8 Pages

Item 3.	If this statement is file pursuant to §§ 240.13d-1 (b), or 240.13d-2(b) or (c),check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Yunfan ZHOU, sole shareholder of Mobileren Inc.

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Share power to dispose or to direct the disposition of: 0

Mobileren Inc.

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Share power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five (5) percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

CUSIP No. 50047P104	13G	Page 6 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable. The company in regard to which Yunfan ZHOU is a 100% shareholder, Mobileren Inc., and through which Yunfan ZHOU held the securities being reported on, is a reporting person in statement on Scheudule 13G.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP No. 50047P104	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YUNFAN ZHOU

October 10, 2008
(Date)

/s/ Yunfan ZHOU
(Signature)

Yunfan ZHOU, Sole Shareholder, Mobileren Inc.
(Name and Title)

MOBILEREN INC.

October 10, 2008
(Date)

/s/ Yunfan ZHOU
(Signature)

Yunfan ZHOU, Director, Mobileren Inc.
(Name and Title)

CUSIP No. 50047P104	13G	Page 8 of 8 Pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Statement, dated October 10, 2008, between Yunfan ZHOU and Mobileren Inc.